UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
MESA LABORATORIES, INC
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
59064R109
(CUSIP Number)
November 18, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 59064R109

1	NAME OF REPORTING PERSON Conestoga Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-3072906
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 575,826
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 606,819
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,819
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.37%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 59064R109

1	NAME OF REPORTING PERSON Conestoga Small Cap Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3865089
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 390,205
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 390,205
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,205
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.31%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 59064R109
ITEM 1(a).	NAME OF ISSUER: MESA LABORATORIES, INC
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 12100 West Sixth Avenue Lakewood, Colorado 80228
ITEM 2(a).	NAME OF PERSON FILING: Conestoga Capital Advisors LLC Conestoga Small Cap Fund
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 550 E. Swedesford Rd. Suite 120 Wayne, PA 19087
ITEM 2(c).	CITIZENSHIP: Delaware Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 Par Value
ITEM 2(e).	CUSIP NUMBER: 59064R109
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [X]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
As of November 17,2022 the Reporting Persons Conestoga Capital Advisors indirectly beneficially owned 606,819 shares while the Conestoga Small Cap Fund owned 390,205 of the 5,336,807 shares of the Issuers Common Stock indirectly beneficially owned by Conestoga Capital Advisors. Such shares of the Issuers Common Stock were directly beneficially owned by the Accounts. The Conestoga Small Cap Fund beneficially owned more than 7.03% of the Issuers issued and outstanding Common Stock.
(b) Percent of class:
As of November 17,2022, the Reporting Persons indirectly beneficially owned 11.37% and 7.30% of the Issuers issued and outstanding Common Stock (based on 5,336,807 shares of the Issuers Common Stock outstanding as of October 27,2022 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022). Such shares of the Issuers Common Stock were directly beneficially owned by The Conestoga Small Cap Fund.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
575,826 390,205
(ii) shared power to vote or to direct the vote:
None
(iii) sole power to dispose or direct the disposition of:
606,819 390,205
(iv) shared power to dispose or to direct the disposition of:
None
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 59064R109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 18 2022	Conestoga Capital Advisors LLC By: /s/Duane R. DOrazio Name: Duane R. DOrazio Title: Chief Compliance Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).